UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 333-165163

BLACKROCK OIL CORPORATION
(Translation of registrant’s name into English)

255 Duncan Mill Road, Suite 203, Toronto, ON M3B 3H9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKROCK OIL CORPORATION
(Registrant)

Date:  September 5, 2014

By  /s/ Oliver Xing
Oliver Xing
President

Exhibits:

99.1 Issuance of restricted common stocks

Issuance of Restricted Common Stocks

On September 5, 2014, Blackrock Oil Corporation issued 1,000,000 restricted common stocks for gross proceeds of $200,000 at $0.20 per common stock to an arm’s length party. No agent fee or commission was paid or payable for the direct issuance of the restricted common stocks. The restricted common stocks are issued to arm’s length party for long term investment purposes as permitted by available exemptions under applicable Securities Act.

After the issuance of the said securities, the Company has total issued, fully paid and non-assessable common stocks outstanding of 32,741,666. There is no option or warrants issued or outstanding. The Company does not have a Director, Officer or employee incentive stock option plan established at present time.

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